Exhibit 99.1

SNDL Reports First Quarter 2025 Financial and Operational Results

The Company Delivers Record Gross Margin and Positive Cash Flow; Announces Strategic Review of U.S. Platform and Listing Structure

EDMONTON, AB, May 1, 2025 /CNW/ - SNDL Inc. (NASDAQ: SNDL) (CSE: SNDL) ("SNDL" or the "Company") reported its financial and operational results for the first quarter ended March 31, 2025. All financial information in this press release is reported in millions of Canadian dollars unless otherwise indicated.

SNDL has also posted a supplemental investor presentation on its website, found at https://sndl.com.

The Company will hold a conference call and webcast presentation at 10:00 a.m. EDT (8:00 a.m. MDT) on Thursday, May 1, 2025. The conference call details can be found below.

MANAGEMENT HIGHLIGHTS

•	Net revenue: In the first quarter of 2025, net revenue totaled $204.9 million, reflecting a growth rate of +3.6% compared to the same period in the previous year. This increase was primarily driven by robust growth of +16.8% in our combined Cannabis business.
•	Gross profit: Gross profit for the first quarter of 2025 reached $56.6 million, marking a strong growth of +12.4% compared to the same period in the prior year.
•	Gross margin (1): The gross margin in the first quarter of 2025 was 27.6%, setting a new record for the company. This represented an improvement of +2.2 percentage points year-over-year.
•	Operating loss: Operating loss for the first quarter of 2025 amounted to $(12.1) million. This was partially impacted by a loss of $(4.5) million from the SunStream portfolio driven by a negative valuation adjustment, and restructuring charges of $(3.0) million. The quarter is lapping a favorable $9.1 million SunStream portfolio valuation adjustment in the first quarter of 2024.
•	Cash flow: Cash flow was positive at $2.5 million during the first quarter of 2025. This was driven by the collection of Delta 9's outstanding loan balance of $28 million, offset in part by the repurchase of SNDL's common shares and the previously announced minority investment in High Tide stock.
•	Free cash flow (1): Free cash flow in the first quarter of 2025 was slightly negative at $(1.1) million, despite seasonal impacts on revenue and the associated build-up of working capital, representing an improvement from the same quarter of 2024.

"In the first quarter of 2025, we saw robust growth in our Cannabis segments and record aggregate Gross Margin. Our improvements in Free Cash Flow generation helped us nearly break even despite seasonal impacts and our unrestricted cash balances increased versus year end." said Zach George, Chief Executive Officer of SNDL.

"During the first quarter of 2025, we advanced several strategic initiatives to drive long-term value creation and strengthen our platform:

•	Collected $28 million in outstanding debt from FIKA Company ("FIKA") pertaining to loans previously extended to Delta 9 Cannabis Inc. ("Delta 9"), inclusive of an interest premium settlement
•	Received approval from the Florida Department of Health for the transfer of the Parallel (Surterra Holdings, Inc.) license - an important prerequisite for completing the Parallel restructuring process
•	Repurchased 5,761,735 SNDL common shares for cancellation at an average price of US$1.79 per share during the first quarter of 2025
•	Completed the acquisition of 4,350,000 common shares of High Tide Inc. ("High Tide"), representing 5.4% ownership
•	Announced the Company application for listing its common shares on the Canadian Securities Exchange ("CSE") and commenced trading on April 11, 2025.

Subsequent to the first quarter of 2025, on April 9, 2025, we announced that we had entered into an arrangement agreement to acquire 32 cannabis retail stores from 1CM Inc. ("1CM") for a total cash consideration of $32.2 million. We have also announced on April 22, 2025, the launch of our highly anticipated Rise Rewards loyalty program, designed to help Value Buds customers save more, earn more, and get even more from every visit. SNDL intends to expand the program across its retail banners in the future.

SNDL's Board of Directors has approved an amendment to the Company's share repurchase program (the "Share Repurchase Program"), as described in further detail below

Finally, our Board of Directors has initiated a formal strategic review to evaluate SNDL's exposure to U.S. multi-state licensed cannabis enterprises and its current exchange listing status, as outlined later in this document.

Our track record of operational execution, diversified asset base, and strong balance sheet - including $220.9 million of unrestricted cash as of March 31, 2025 - gives us with the flexibility to pursue both organic and inorganic opportunities with compelling returns. This review supports our long-term goal of establishing SNDL as a global cannabis leader and delivering sustainable shareholder value." concluded Zach George.

TOTAL COMPANY HIGHLIGHTS

	Three months ended March 31
($000s)	2025	2024	% Change
IFRS Financial Measures
Net revenue	204,914	197,750	3.6%
Gross profit	56,641	50,400	12.4%
Operating loss	(12,053)	(4,377)	-175.4%
Change in cash and cash equivalents	2,508	(6,087)	141%

Non-IFRS Financial Measures (1)
Gross margin	27.6%	25.5%	2.2pp
Adjusted operating loss	(9,031)	(4,466)	-102%
Free cash flow	(1,090)	(6,388)	-83%

(1)	Gross Margin is a supplementary financial measure calculated by dividing Gross Profit by Net Revenue. Adjusted operating income (loss) and Free Cash Flow are specified financial measures that do not have a standardized meanings prescribed by IFRS and therefore may not be comparable to similar measures reported by other companies. See "Non-IFRS Measures" section below for further information.

BUSINESS SEGMENT HIGHLIGHTS

SNDL operates and reports its business through four segments: Liquor Retail, Cannabis Retail, Cannabis Operations, and Investments. Additionally, a consolidated total for Cannabis is presented, encompassing the combined results of the two Cannabis segments, along with the revenue elimination associated with the Cannabis Operations sales to the provincial boards that are expected to be subsequently repurchased by the Company's licensed retail subsidiaries for resale. Corporate and Shared Service expenses are reported as "Corporate".

	Three months ended March 31
($000s)	2025	2024	% Change
Net Revenue
Liquor Retail	109,472	116,054	-5.7%
Cannabis Retail	77,540	71,306	8.7%
Cannabis Operations	34,319	22,395	53.2%
Intersegment Eliminations	(16,417)	(12,005)	-36.8%
Total Cannabis	95,442	81,696	16.8%
Investments	-	-	0%
Total	204,914	197,750	3.6%

Operating Income
Liquor Retail	1,980	2,180	-9.2%
Cannabis Retail	5,162	(1,042)	595.4%
Cannabis Operations	(486)	891	-154.5%
Total Cannabis	4,676	(151)	>1,000%
Investments	(1,601)	13,079	-112.2%
Corporate	(17,108)	(19,485)	12.2%
Total	(12,053)	(4,377)	-175.4%

Adjusted Operating Income
Liquor Retail	1,980	2,180	-9.2%
Cannabis Retail	5,162	(1,042)	595.4%
Cannabis Operations	2,409	1,146	110.2%
Total Cannabis	7,571	104	>1,000%
Investments	(1,601)	13,079	-112.2%
Corporate	(16,981)	(19,829)	14.4%
Total	(9,031)	(4,466)	-102.2%

Liquor Retail

SNDL is Canada's largest private sector liquor retailer, operating at April 30, 2025 in 165 locations, predominantly in Alberta, under its three retail banners: "Wine and Beyond" (13), "Liquor Depot" (19), and "Ace Liquor" (133).

	Three months ended March 31
($000s)	2025	2024	% Change
Net revenue	109,472	116,054	-5.7%
Gross profit	27,803	28,806	-3.5%
Gross margin	25.4%	24.8%	0.6pp
Operating income	1,980	2,180	-9.2%
Adjusted operating income	1,980	2,180	-9.2%

•	Net revenue for Liquor Retail continued to decline in the first quarter of 2025 due to ongoing market demand softness. Additionally, the first quarter of 2025 had one fewer day compared to 2024, and Easter consumption shifted to April 20, 2025, from March 31 in the previous year. Same-store sales (2) decreased by -4.9% in the first quarter.
(2)	Same store sales are specified financial measures that do not have standardized meanings prescribed by IFRS Accounting Standards and therefore may not be comparable to similar measures used by other companies. Refer to the "Non-IFRS Financial Measures and Other Measures" section of this MD&A for further information.
•	Gross Margin improved to 25.4% in the first quarter of 2025, mitigating the Net Revenue impact on Operating Income, as well as the lapping a $0.9 million impairment reversal in prior year.

Cannabis Retail

SNDL is one of Canada's largest private-sector cannabis retailer, operating at April 30, 2025 in 186 locations under its three retail banners: "Value Buds" (121), and "Spiritleaf" (65, of which 7 are corporate stores and 58 are franchise stores). The Company's Cannabis Retail strategy is based on several pillars, including the quality of its store locations, its range of products, and the unique experiences provided to customers. Using data and insights from a large volume of monthly transactions enables SNDL to leverage technology and analytics to inform and improve its retail strategy.

	Three months ended March 31
($000s)	2025	2024	% Change
Net revenue	77,540	71,306	8.7%
Gross profit	19,627	18,359	6.9%
Gross margin	25.3%	25.7%	-0.4pp
Operating income	5,162	(1,042)	595.4%
Adjusted operating income	5,162	(1,042)	595.4%

•	Net revenue for Cannabis Retail continued to demonstrate strong growth in the first quarter of 2025, driven by ongoing gains in market share. Same-store sales increased by +5.2% during this period.
•	Operating Income experienced substantial growth supported by revenue increases, productivity initiatives lowering SG&A, and the lapping of a fixed asset impairment recorded in the prior year.

Cannabis Operations

SNDL has a diverse brand portfolio from value to premium, emphasizing premium inhalable formats and a full suite of 2.0 products. With enhanced procurement capabilities and plans to continue evolving toward a cost-effective cultivation and manufacturing operation, the Cannabis Operations segment is a key enabler of SNDL's vertical integration strategy.

	Three months ended March 31
($000s)	2025	2024	% Change
Net revenue	34,319	22,395	53.2%
Gross profit	9,211	3,235	184.7%
Gross margin	26.8%	14.4%	12.4pp
Operating income	(486)	891	-154.5%
Adjusted operating income	2,409	1,146	110.2%

•	Cannabis Operations continues to report significant growth in both revenues and profitability during the first quarter of 2025.
•	Net revenue expansion was driven by increased provincial board distribution and a continued focus on consumer innovation, product quality and operational efficiencies. Reported revenue for the period includes $10.2 million contributed by Indiva, following its acquisition in the final quarter of 2024.
•	Gross profit and Operating Income improvements are driven by efficiency improvements from scale as well as productivity initiatives.

Investments

•	As of March 31, 2025, the Company has deployed capital to a portfolio of cannabis-related investments with a carrying value of $420.3 million, including $407.6 million to SunStream Bancorp Inc. ("SunStream"). This carrying value was reduced by $28.8 million during the first quarter of 2025, mainly driven by the collection of the Delta 9 loan, and a negative valuation adjustment of the SunStream portfolio.
•	In the first quarter of 2025, the investment portfolio generated negative operating income of $(1.6) million, including a $(4.5) million impact from our SunStream portfolio, driven by a valuation adjustment. This non-cash valuation adjustment is the consequence of a reduction in the bond market price of Cannabist Company Holdings Inc. ("Cannabist").
•	In March of 2025, the Company recovered $28.0 million from FIKA, related to loans previously issued to Delta 9. This amount includes $26.4 million comprising the principal and outstanding interest balance
•	On February 4, 2025, the Florida Department of Health approved the transfer of Parallel's license. While a few additional steps are still required, this is an important milestone in completing Parallel's restructuring process.
•	On March 17, 2025 the Company announced the purchase of 4,350,000 common shares of High Tide, equivalent to 5.4% ownership, at an average price of US$2.46 per share.

Equity Position

•	$641.3 million of unrestricted cash, marketable securities and investments, including investments in equity-accounted investees, and no outstanding debt at March 31, 2025, resulting in a net book value of $1.1 billion.
•	The Board of Directors has approved an amendment to the Company's Share Repurchase Program announced on November 14, 2024, to increase the maximum number of common shares that the Company may repurchase up to 10% of the public float of the Company, subject to the approval of the CSE.
•	During the three months ending March 31, 2025, the Company repurchased 5,761,735 common shares for cancellation at an average price of US$1.79 per share. This was in addition to the 5,002,372 common shares repurchased for cancelation during the fourth quarter of 2024 at an average price of US$1.84 per share.

This press release is intended to be read in conjunction with the Company's condensed consolidated interim financial statements and the notes thereto for the three months ended March 31, 2025, and the accompanying Management's Discussion and Analysis. These documents are available under the Company's profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.shtml.

Strategic Review

In anticipation of the upcoming completion of the court-supervised restructurings of Parallel and Skymint, SNDL's Board of Directors has initiated a formal strategic review process to evaluate the Company's exposure to U.S. multi-state licensed cannabis enterprises and its current exchange listing status. The review aims to ensure alignment between SNDL's long-term growth strategy and its public market platform, with the overarching objective of maximizing shareholder value.

In recent months, SNDL has received inbound interest from multiple cannabis operators in both Canada and the United States that have expressed interest in being acquired or pursuing asset-level or corporate transactions. This engagement underscores SNDL's balance sheet and management strength, as well as its emerging reputation as a disciplined, retail-forward cannabis operator with international scale. As the North American cannabis industry continues to rationalize, well-capitalized consolidators like SNDL are uniquely positioned to realize synergies, drive operating leverage, and deliver sustained profitability.

To fully evaluate these opportunities and preserve strategic flexibility, the Board is assessing whether to maintain the Company's current equity market listings, or transition to an alternative structure - similar to leading U.S multi-state operators who operate outside of NYSE and Nasdaq exchange frameworks. Such a move would provide SNDL with the regulatory latitude to actively manage a broader North American cannabis platform, potentially consolidating licensed cannabis businesses across multiple U.S. states.

There is no assurance that any transaction or listing change will result from this strategic review. The Company does not intend to provide additional updates unless or until the Board has approved a specific course of action or determines that further disclosure is appropriate.

CONFERENCE CALL

The Company will hold a conference call and webcast presentation at 10:00 a.m. EDT (8:00 a.m. MDT) on Thursday, May 1, 2025.

WEBCAST ACCESS
To access the live webcast of the call, please visit the following link:

https://edge.media-server.com/mmc/p/4ikuz377

REPLAY

A replay of the webcast will be available at https://sndl.com/financials/quarterly-results/default.aspx

ABOUT SNDL INC.

SNDL Inc. (NASDAQ: SNDL, CSE: SNDL), through its wholly owned subsidiaries, is one of the largest vertically integrated cannabis companies and the largest private-sector liquor and cannabis retailer in Canada, with retail banners that include Ace Liquor, Wine and Beyond, Liquor Depot, Value Buds and Spiritleaf. With products available in licensed cannabis retail locations nationally, SNDL's consumer-facing cannabis brands include Top Leaf, Contraband, Palmetto, Bon Jak, La Plogue, Versus, Value Buds, Grasslands, Vacay, Pearls by Grön, No Future and Bhang Chocolate. SNDL's investment portfolio seeks to deploy strategic capital through direct and indirect investments and partnerships throughout the North American cannabis industry. For more information, please visit www.sndl.com

Forward-Looking Information Cautionary Statement
This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"), including, but not limited to, statements regarding the Company's operational goals and plans, the anticipated impact of the Company's strategic steps on long-term success and shareholder value, the anticipated impact of the Company's intentions and strategy with respect to the Rise Rewards loyalty program and retail operations, SNDL's plan to expand the program to additional retail banners, the anticipated benefit of the Company's strong balance sheet, the Company's strategy with respect to its operating segments, expectations with respect to the Parallel restructuring process, expectations with respect to the Board's strategic review process, the Company's margin improvement initiatives, the Company's ability to achieve long-term, sustainable profitability, growth and efficiencies, the Company's long-term strategic plan, the benefits of the Company's Investment Segment portfolio, the Company's retail strategy, expectations with respect to the Company's Cannabis Operations segment, , performance of the Company's investments, including through the SunStream joint venture, the timing and completion of the restructurings of with Parallel and Skymint, the timing and closing of the transaction to acquire assets from 1CM, repurchases under the Share Repurchase Program and the anticipated benefits thereof, and any other potential forms of shareholder value creation. Forward-looking statements are frequently characterized by words such as "aim", "anticipate", "assume", "believe", "contemplate", "continue", "could", "due", "estimate", "expect", "goal", "intend", "may", "objective", "plan", "predict", "potential", "positioned", "pioneer", "seek", "should", "target", "will", "would", and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the Company's business and the industry in which it operates and management's beliefs and assumptions and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond its control. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Please see "Risk Factors" in the Company's Annual Information Form dated March 18, 2025, and the risk factors included in our other public disclosure documents for a discussion of the material risk factors that could cause actual results to differ materially from the forward-looking information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Condensed Consolidated Interim Statement of Loss and Comprehensive Loss
(Expressed in thousands of Canadian dollars, except per share amounts)

	Three months ended March 31
	2025	2024
Net revenue	204,914	197,750
Cost of sales	148,273	147,350
Gross profit	56,641	50,400

Investment income	2,856	4,036
Share of (loss) profit of equity-accounted investees	(4,457)	9,148

General and administrative	46,359	44,695
Sales and marketing	3,767	2,598
Research and development	100	37
Depreciation and amortization	13,228	14,143
Share-based compensation	1,388	4,843
Restructuring costs (recovery)	326	(89)
Asset impairment, net	1,984	1,656
(Gain) loss on disposition of assets	(59)	78
Operating loss	(12,053)	(4,377)

Other expenses, net	(2,654)	(3,272)
Loss before income tax	(14,707)	(7,649)
Income tax recovery	-	2,997
Net loss	(14,707)	(4,652)

Equity-accounted investees - share of other comprehensive (loss) income	(348)	10,034
Investments at FVOCI - change in fair value	(5,230)	-
Comprehensive (loss) income	(20,285)	5,382

Net loss attributable to:
Owners of the Company	(14,707)	(2,554)
Non-controlling interest	-	(2,098)
	(14,707)	(4,652)
Comprehensive (loss) income attributable to:
Owners of the Company	(20,285)	7,480
Non-controlling interest	-	(2,098)
	(20,285)	5,382

Condensed Consolidated Interim Statement of Financial Position
(Expressed in thousands of Canadian dollars)

As at	March 31, 2025	December 31, 2024

Assets
Current assets
Cash and cash equivalents	220,867	218,359
Restricted cash	19,792	19,815
Marketable securities	139	139
Accounts receivable	29,782	28,118
Biological assets	3,049	1,187
Inventory	132,899	127,919
Prepaid expenses and deposits	10,642	16,860
Investments	614	27,560
Assets held for sale	251	19,051
Net investment in subleases	2,719	2,832
	420,754	461,840
Non-current assets
Long-term deposits and receivables	3,918	3,679
Right of use assets	111,239	115,435
Property, plant and equipment	158,129	145,810
Net investment in subleases	13,679	15,354
Intangible assets	60,628	61,325
Investments	12,078	8,427
Equity-accounted investees	407,600	413,124
Goodwill	124,248	124,248
Total assets	1,312,273	1,349,242

Liabilities
Current liabilities
Accounts payable and accrued liabilities	57,887	56,275
Lease liabilities	33,254	34,256
Derivative warrants	14	26
	91,155	90,557
Non-current liabilities
Lease liabilities	114,692	118,017
Other liabilities	6,227	7,312
Total liabilities	212,074	215,886

Shareholders' equity
Share capital	2,295,107	2,346,728
Warrants	667	667
Contributed surplus	59,522	57,156
Accumulated deficit	(1,302,289)	(1,323,965)
Accumulated other comprehensive income	47,192	52,770
Total shareholders' equity	1,100,199	1,133,356
Total liabilities and shareholders' equity	1,312,273	1,349,242

Condensed Consolidated Interim Statement of Cash Flows
(Expressed in thousands of Canadian dollars)

	Three months ended March 31
	2025	2024
Cash provided by (used in):
Operating activities
Net loss for the period	(14,707)	(4,652)
Adjustments for:
Income tax recovery	-	(2,997)
Interest and fee income	(2,856)	(4,091)
Change in fair value of biological assets	(1,111)	(232)
Share-based compensation	1,388	4,843
Depreciation and amortization	14,187	14,570
(Gain) loss on disposition of assets	(59)	78
Inventory impairment and obsolescence	591	1,913
Finance costs, net	1,690	1,625
Change in estimate of fair value of derivative warrants	(12)	1,300
Unrealized foreign exchange loss	13	104
Transaction costs	-	164
Asset impairment, net	1,984	1,656
Share of loss (profit) of equity-accounted investees	4,457	(9,148)
Unrealized loss on marketable securities	-	55
Interest received	2,936	3,172
Change in non-cash working capital	(713)	(5,059)
Net cash provided by (used in) operating activities	7,788	3,301
Investing activities
Additions to property, plant and equipment	(1,588)	(2,410)
Changes to investments	17,910	133
Capital refunds from equity-accounted investees	-	168
Capital distributions from equity-accounted investees	719	-
Proceeds from disposal of property, plant and equipment	113	(62)
Change in non-cash working capital	18	495
Net cash provided by (used in) investing activities	17,172	(1,676)
Financing activities
Change in restricted cash	-	(231)
Payments on lease liabilities, net	(7,512)	(7,516)
Repurchase of common shares	(15,031)	-
Change in non-cash working capital	91	35
Net cash used in financing activities	(22,452)	(7,712)
Change in cash and cash equivalents	2,508	(6,087)
Cash and cash equivalents, beginning of period	218,359	195,041
Cash and cash equivalents, end of period	220,867	188,954

NON-IFRS MEASURES

Certain specified financial measures in this news release are non-IFRS measures. These terms are not defined by IFRS and, therefore, may not be comparable to similar measures reported by other companies. These non-IFRS financial measures should not be considered in isolation or as an alternative for or superior to measures of performance prepared in accordance with IFRS. These measures are presented and described in order to provide shareholders and potential investors with additional measures in understanding the Company's operating results in the same manner as the management team.

ADJUSTED OPERATING INCOME (LOSS)
Adjusted operating income (loss) is a non-IFRS financial measure which the Company uses to evaluate its operating performance in a similar manner to its management team. The Company defines adjusted operating income (loss) as operating income (loss) less restructuring costs (recovery), goodwill and intangible asset impairments and asset impairments triggered by restructuring activities.

The following tables reconcile adjusted to un-adjusted operating income (loss) for the periods noted.

($000s)	Cannabis Retail	Cannabis Operations	Cannabis Total	Liquor Retail	Investments	Corporate	Total
Three months ended March 31, 2025
Operating income (loss)	5,162	(486)	4,676	1,980	(1,601)	(17,108)	(12,053)
Adjustments:
Restructuring costs	-	199	199	-	-	127	326
Impairments triggered by restructuring	-	2,696	2,696	-	-	-	2,696
Adjusted operating income (loss)	5,162	2,409	7,571	1,980	(1,601)	(16,981)	(9,031)
($000s)	Cannabis Retail	Cannabis Operations	Cannabis Total	Liquor Retail	Investments	Corporate	Total
Three months ended March 31, 2024
Operating income (loss)	(1,042)	891	(151)	2,180	13,079	(19,485)	(4,377)
Adjustments:
Restructuring costs (recovery)	-	255	255	-	-	(344)	(89)
Adjusted operating income (loss)	(1,042)	1,146	104	2,180	13,079	(19,829)	(4,466)

GROSS MARGIN
Gross margin is a supplementary financial measure calculated by dividing gross profit by net revenue for the periods noted.

FREE CASH FLOW
Free cash flow is a non-IFRS financial measure which the Company uses to evaluate its financial performance, providing information which management believes to be useful in understanding and evaluating the Company's ability to generate positive cash flows as it removes cash used for non-operational items. The Company defines free cash flow as the total change in cash and cash equivalents less cash used for common share repurchases, dividends (if any), changes to debt instruments, changes to long-term investments, net cash used for acquisitions plus cash provided by dispositions (if any).

The following table reconciles free cash flow to change in cash and cash equivalents for the periods noted.

	Three months ended March 31
($000s)	2025	2024
Change in cash and cash equivalents	2,508	(6,087)
Adjustments
Repurchase of common shares	15,031	-
Changes to long-term investments	(18,629)	(301)
Free cash flow	(1,090)	(6,388)

SAME STORE SALES
Same store sales is a non-IFRS financial measure which the Company uses to evaluate its financial performance in its retail segments. Same store sales provides information which management believes to be useful to investors, analysts and others in understanding and evaluating the Company's sales trends excluding the effect of the opening and closure of stores.

Same store sales refers to the revenue generated by the Company's existing retail locations during the current and prior comparison periods.

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SOURCE SNDL Inc.

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%CIK: 0001766600

For further information: For more information: Tomas Bottger, SNDL Inc., O: 1.587.327.2017, E: investors@sndl.com

CO: SNDL Inc.

CNW 07:00e 01-MAY-25